September 21, 2011

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Daniel Morris and Tom Jones

Re:	InspireMD, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 26, 2011 File No. 333-174948

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 2 to Form S-1 (“Amendment No. 2”), marked to show changes from Amendment No. 1 to Form S-1 filed by the Company on August 26, 2011.  We acknowledge receipt of the letter of comment dated September 15, 2011 from the Securities and Exchange Commission (the “Comment Letter”) with regard to the above-reference matter.  We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter.  The paragraph and page number references below are to those in Amendment No. 2.  The Company’s responses to the Comment Letter are numbered to correspond to the comment as numbered in the Comment Letter.  For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s corresponding response set forth immediately under such comment.

REGISTRATION STATEMENT ON FORM S-1

Overview, page 1

1.	Please note that your disclosure of revenues in the opening paragraph should be balanced by disclosure of your net income or net loss for the completed fiscal year and stub period. Revise accordingly.

Response:

The Company has made the requested revision by disclosing its net loss for the completed fiscal year and stub period on page 1 of Amendment No. 2.

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Phone: 212.659.7300
Fax: 212.918.8989

U.S. Securities and Exchange Commission
September 21, 2011

2.
Revise the prospectus, where appropriate, to expand your discussion of the transactions related to the share exchange, including your transactions with former chief executive officer Lynn Briggs and your escrow arrangement.

Response:

The Company has made the requested revision by expanding its discussions of the transactions related to the share exchange on pages 3, 27 and 55 of Amendment No. 2.

3.	We note your response to prior comment 2. Please provide marked pages from the journals and articles mentioned in the first and fifth paragraphs of this section supporting your disclosure.

Response:

The Company has enclosed herewith as Exhibit A are the marked pages from the reports mentioned in this section supporting the Company’s disclosure.

4.	Please clarify the reference in the sixth paragraph of this section to “percutaneous coronary intervention.”

Response:

The Company has made the requested revision by clarifying its reference to “percutaneous coronary intervention” on page 2 of Amendment No. 2.

5.
We note your response to prior comment 4, including the final sentence of the third paragraph on page 2.  However, your statement that one trademark (MGuard) refers to another (MGuard Prime) is not clear.  Therefore, we reissue the comment.  With a view to disclosure, please tell us whether you will need to secure an additional CE mark for MGuard Prime.

Response:

The Company has revised the disclosure by clarifying that references to MGuard™ are to both the Company’s initial product, MGuard™, and MGuard Prime™ on page 2 of Amendment No. 2.  The Company affirms its disclosure that MGuard™ and MGuard Prime™ required and obtained separate CE mark approvals.

We expect to derive our revenue from sales of our MGuard stent products, page 5

6.
We note that in response to prior comment 5 you expanded the bullet points in this risk factor to include cross-references to other risk factor headings.  This response does not address our request that you expand your disclosure of the bulleted risks or provide appropriate discussion of such risks under separate headings.  Therefore, we reissue prior comment 5.

U.S. Securities and Exchange Commission
September 21, 2011

Response:

The Company has made the requested revision by deleting the bullet points in this risk factor on page 5 of Amendment No. 2, as the Company believes that these risks are appropriately discussed under separate headings.

We may have violated Israeli securities law, page 14

7.
We note your response to prior comment 8.  Please expand this risk factor to disclose when you applied for a no-action determination, the status of your application and the fines and penalties that may be applicable.

Response:

The Company has made the requested revision to the risk factor by disclosing when InspireMD Ltd. applied for a no-action determination, the status of InspireMD Ltd.’s application and the fines and penalties that may be applicable on page 14 of Amendment No. 2.

Management’s Discussion and Analysis, page 18

Results of Operations, page 20

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010, page 23

8.
Please refer to our prior comment 12.  We note your revised disclosure that explains that deferred revenue decreased by approximately 80% and this was offset by an increase in gross revenues of 93%, however, your discussion of the changes in deferred revenue to various distributors and the gross revenue to various distributors does not provide investors with the underlying reasons for the changes in revenues between periods.  In light of the significant recognition of revenues during the six months period ended June 30, 2011 that were previously deferred, explain what events occurred during the six months period ended June 30, 2011 that resulted in the recognition of the related revenues.  In addition, provide insight as to the underlying reasons for the increases in gross revenues to your various distributors during the period.  Furthermore, as previously requested, please discuss and quantify each factor that caused the decrease in revenue between the six months ended June 30, 2011 and the six months ended June 30, 2010.

Response:

The Company has made the requested revision by discussing the factors that resulted in the recognition of revenues and the decrease in revenue for the six months ended June 30, 2011 and the six months ended June 30, 2010 on page 23 of Amendment No. 2.

Liquidity and Capital Resources, page 25

U.S. Securities and Exchange Commission
September 21, 2011

9.	Please tell us where you have discussed your factoring arrangement in this section.

Response:

The Company has made the requested revision by discussing its factoring arrangement on page 25 of Amendment No. 2.

Our Industry, page 29

10.
We note your response to prior comment 15.  Please tell us how you confirmed that the market data presented on pages 29, 30 and 38 reflects the most recent available data.  Also, please provide marked pages from the reports mentioned in this section supporting your disclosure.

Response:

Based on its general research, the Company believes that the BMO Capital Markets report, dated as of January 2011, is one of the newest reports on the global drug-eluting stent market.  In addition, the Company has revised its presentation of market data by citing the most recent World Health Organization fact sheet, updated as of June 2011, reporting worldwide deaths in 2008, on page 29 of Amendment No. 2.

The Company has enclosed herewith as Exhibit B are the marked pages from the reports mentioned in this section supporting the Company’s disclosure.

Our Products, page 29

11.
Please clarify the references to “myocardial blush grade” and “restenosis rates” in the second and third paragraphs on page 30, respectively.  Also, clarify why the results of your clinical studies “suggest” higher levels of MBG and lower rates of adverse cardiac events and why, if true, these findings would give you a competitive advantage.

Response:

The Company has made the requested revision by clarifying references to “myocardial blush grade” and “restenosis rates” and clarifying its discussion of the MGuard Coronary stent with respect to contributing to higher levels of myocardial blush grade and lower rates of major adverse cardiac event rates on page 30 of Amendment No. 2.

The Company notes that it used the term “suggest” with respect to higher levels of myocardial blush grade and lower rates of major adverse cardiac event rates because the clinical studies were not comparative trials of the MGuard Coronary stent compared to other bare-metal and drug-eluting stents and so any comparison can only suggestive and not conclusive.

Product Development and Critical Milestones, page 31

Pre-Clinical Studies, page 31

U.S. Securities and Exchange Commission
September 21, 2011

12.
We note that certain information related to FDA Approval, U.S.  Sales, Start of Study and End of Study remained “To be determined” as of the date of the initial filing of the registration statement.  We also note that in this amendment to the registration statement you have revised your disclosure to reflect that the same information is “Not applicable.” With a view to disclosure, please explain the bases for the changed disclosure.

Response:

The Company has made the requested revision by changing the appropriate disclosures to “To be determined” on pages 31 and 32 of Amendment No. 2.  The Company notes that the achievement of these milestones remain subject to further consideration by the Company.

13.
We note your disclosure on pages 9 and 10 of your Form 8-K filed on April 6, 2011.  However, your tabular disclosure in this section appears to indicate that the start and end of the studies have been delayed.  With a view to disclosure, please explain the reasons for the delays.

Response:

With respect to the preclinical studies for MGuard Coronary, the drug-eluting mesh trials have been either delayed or indefinitely paused due to the Company raising less money than anticipated, and the start of the cobalt-chromium stent plus bio-stable mesh trial was delayed by one fiscal quarter due to a delay in the Company’s receipt of anticipated funding.

With respect to the preclinical studies for MGuard Peripheral/Carotid, the start of study of the self expending system plus mesh trial has been delayed due to a delay in the Company’s receipt of anticipated funding.

With respect to the MGuard Coronary clinical trial for the worldwide and Israel International MGuard Observational Studies, the end enrollment and end of study dates were incorrect in the Form 8-K filed on April 6, 2011 due to a typographical error.

With respect to the MGuard Coronary clinical trial for the Master randomized control trial, the start and end enrollment dates have been delayed by a fiscal quarter and the end of study date has been delayed by two fiscal quarters due to delays in the necessary approvals of the trial by local ethical committees in certain of the participant countries.

With respect to the MGuard Coronary clinical trials for the drug-eluting stent, the Company currently does not have sufficient funds to begin these trials due to the Company raising less money than anticipated and the prioritization of Company funds for the MGuard Coronary FDA trial.

With respect to the MGuard Peripheral clinical trial for the self expanding system + mesh, the start date has been delayed due to a delay in the Company’s receipt of anticipated funding.

With respect to the MGuard Carotid clinical trial for the self expanding system plus mesh, the start, end enrollment and end of study dates were incorrect in the Form 8-K filed on April 6, 2011 due to a typographical error.

Ongoing Clinical Trials, page 34

U.S. Securities and Exchange Commission
September 21, 2011

14.	We note your response to prior comment 19 and reissue. With a view to disclosure, please provide the staff with a clear explanation as to the differing results of your 2005 and 2006 studies.

Response:

The Company’s pre-clinical studies of the MGuard Coronary with bio-stable mesh stent, conducted in 2005 and 2006, were performed on animal test subjects.  After the test results of these pre-clinical studies demonstrated feasibility by comparing the performance of the MGuard Coronary with bio-stable mesh stent as compared to standard bare metal stents, the Company commenced clinical trials performed on human subjects, without modifying the design of the MGuard Coronary with bio-stable mesh stent, to test for safety.  Because the pre-clinical studies were performed on animal subjects and the clinical trials were performed on human subjects and because the tests had different endpoints, the Company is unable to compare the pre-clinical studies and clinical trials in a way that connects the two results together in a meaningful manner.

15.
We note that on page 34 you disclose the number of patients in your studies as of June 1, 2011.  We also note that you have disclosed on page 36 your plan to launch a study in the second fiscal quarter of 2011.  Please revise the prospectus to update your disclosure.

Response:

The Company has made the requested revision by updating the number of patients in each of the disclosed studies and updating its disclosure of the clinical trial that commenced in the second fiscal quarter of 2011 on pages 34 and 36 of Amendment No. 2.

Future Clinical Trials, page 36

16.
We note your response to prior comments 16.  We also note your revised disclosure under “Government Regulation” on page 41.  Please reconcile your disclosure of the countries in which you will seek approval and provide a discussion of the necessary steps and timeline for approval in these countries, including applicable local requirements.

Response:

The Company has made the requested revision by discussing the necessary steps and timeline for each country in which it is seeking approval on page 41 of Amendment No. 2.

17.
In this regard, it is unclear why you have elected not to discuss your plans for product approval in China given your disclosure in the prospectus that you are “aggressively pursuing additional registrations” in China as well as other countries.  We also note your disclosure that you have filed for intellectual property protection in China.  Please revise your prospectus accordingly.

Response:

The Company has made the requested revision by disclosing its growth strategy towards China with respect to its MGuard technology on page 38 of Amendment No. 2.

U.S. Securities and Exchange Commission
September 21, 2011

Manufacturing and Suppliers, page 42

18.
We note your response to prior comments 17 and 24.  Please expand your discussion of the material terms of your license agreement to include a description of term, termination and indemnification provisions, if any.  To the extent there are additional material provisions, please describe.  Also, provide similarly expanded discussion of the material terms of the other manufacturing and supply agreements disclosed in this section.

Response:

The Company has made the requested revision by expanding its discussion of its manufacturing and supply agreements on page 42 of Amendment No. 2.

Selling Stockholders, page 51

19.
We note your response to prior comment 27.  Given the nature of the transaction being registered, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:

For the reasons set forth below, the Company believes that the shares of common stock that the Company is proposing to register for resale in Amendment No. 2 are eligible for registration on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Background

On March 31, 2011, the Company, InspireMD Ltd. and shareholders of InspireMD Ltd. (the “InspireMD Shareholders”) consummated a share exchange agreement pursuant to which the InspireMD Shareholders transferred all of their ordinary shares in InspireMD Ltd. to the Company in exchange for 46,471,907 newly issued shares of common stock of the Company.  In addition, the remaining holders of InspireMD Ltd.’s ordinary shares separately transferred all of their ordinary shares of InspireMD Ltd.to the Company, in exchange for an aggregate of 4,194,756 newly issued shares of common stock of the Company.  As a result of these share exchanges, InspireMD Ltd. became a wholly owned subsidiary of the Company.  In connection with the share exchange transactions, pursuant to a securities purchase agreement dated as of March 31, 2011 (the “Securities Purchase Agreement”), the Company sold shares of its common stock and five-year warrants to purchase up to 3,226,999 shares of common stock at an exercise price of $1.80 per share (the “March $1.80 Warrants”) in a private placement to accredited investors (the “March Private Placements”).  In addition, the Company issued shares of its common stock and a warrant to purchase 373,740 shares of common stock to the placement agent  (the “Placement Agent”) in connection with the March Private Placements at an exercise price of $1.80 per share (the “Placement Agent Warrant”).  On April 18, 2011, pursuant to the Securities Purchase Agreement, the Company issued to an accredited investor shares of its common stock and a warrant to purchase 333,333 shares of the Company’s common stock at an exercise price of $1.80 per share on the same terms as the March $1.80 Warrants (the “April Follow-On Warrant”).  On April 18, 2011, the Company entered into private placement transactions (the “April 18 Private Placements”) pursuant to which it issued to certain accredited investors shares of its common stock and warrants to purchase up to an aggregate of 141,666 shares of common stock at an exercise price of $1.80 per share (the “April 18 $1.80 Warrants”).  On April 21, 2011, the Company entered into a private placement transaction (the “(the “April 21 Private Placement” and, together with the April 18 Private Placements, the April Private Placements”) pursuant to which it issued to a certain investor shares of its common stock and warrants to purchase up to an aggregate of 16,667 shares of common stock at an exercise price of $1.80 per share (the “April 21 $1.80 Warrant” and, together with the April 18 $1.80 Warrants, the “April $1.80 Warrants”).  In connection with the April 18 Private Placements, the Company issued the Placement Agent a warrant to purchase 57,000 shares of common stock at an exercise price of $1.80 per share (the “April Placement Agent Warrant” and, together with the March $1.80 Warrants, the Placement Agent Warrant, the April Follow-On Warrant, the April 18 $1.80 Warrants and the April 21 $1.80 Warrants, the “Warrants”).

U.S. Securities and Exchange Commission
September 21, 2011

415 Analysis

In 1983, the Staff of the Commission (the “Staff”) adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that the offering registered by Amendment No. 2 is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the “Selling Stockholders”, as identified on page 51 of Amendment No. 2, would not be able to sell their securities at prevailing market prices), (ii) the Selling Stockholders would be deemed to be “underwriters” with respect to the offering (with the attendant liabilities under Section 11 of the Securities Act), and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would not be available to the Selling Stockholders to effect resales of their securities registered in the offering.

U.S. Securities and Exchange Commission
September 21, 2011

As a result of the foregoing consequences, the Staff’s interpretation of Rule 415 has a potentially dramatic impact on the ability of smaller public companies, like the Company, to raise capital and on the ability of a selling stockholder to effect the resale of its securities. Therefore, the Staff has previously acknowledged that a secondary offering should only be re-characterized as a primary offering after a careful and complete review of the relevant facts and circumstances. Specifically, in its Compliance and Disclosure Interpretations, the Staff has set forth a detailed analysis of the relevant factors that should be examined. Interpretive Response 612.09 (“CDI 612.09”), posted by the Staff on January 26, 2009, provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415(a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As CDI 612.09 indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in CDI 612.09 is discussed below in the context of the offering under Amendment No. 2. Based on a proper consideration of all of those factors, the Company believes that the Staff should conclude that Amendment No. 2 relates to a valid secondary offering and that the shares of common stock issuable upon exercise of the Warrants can be registered for sale on behalf of the selling stockholders pursuant to Rule 415.

How Long the Selling Stockholders have Held the Securities

The holders of the March $1.80 Warrants and the Placement Agent Warrant (collectively, the “March Warrant Holders”) have held their shares of the Company’s common stock and their Warrants since March 31, 2011.  The holders of the April Follow-On Warrant and the April Placement Agent Warrant are also March Warrant Holders, and thus have held shares of the Company’s common stock and a majority of their Warrants since March 31, 2011.  The holders of the April 18 $1.80 Warrants have held their shares of the Company’s common stock and their Warrants since April 18, 2011 and the holder of the April 21 $1.80 Warrants have held its shares of the Company’s common stock and its Warrants since April 21, 2011.  Each of the Selling Stockholders is offering only approximately 10% of the shares underlying each Selling Stockholder’s Warrants.  As such, even subsequent to the offering, each Selling Stockholder will remain a holder of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock.

U.S. Securities and Exchange Commission
September 21, 2011

While all of the Warrants are immediately convertible, none of the Selling Stockholders have converted any portions of the Warrants, and no shares underlying the Warrants have therefore been issued.

In Compliance and Disclosure Interpretation 116.19 (“CDI 116.19”) with respect to Securities Act forms, the Staff noted that:

[i]n a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.

CDI 116.19 therefore contemplates that a valid secondary offering of shares may occur without delay so long as the Company has completed the Section 4(2)-exempt sale of the convertible security and the investor carries the market risk at the time the resale registration statement is filed.

This concept is consistent with longstanding custom and practice in the PIPEs marketplace, as registration rights in connection with PIPEs transactions ordinarily require the filing of a resale registration statement shortly after closing (typically 30 days) and effectiveness of that registration statement shortly thereafter (typically 90 days after closing). A concern that a short period of time elapsing between closing and registration may indicate the presence of a primary offering is inconsistent with CDI 116.19.

The Circumstances Under Which the Securities were Received

Of the 414,942 shares being registered in Amendment No. 2, 322,700 shares of common stock are issuable upon exercise of the March $1.80 Warrants that were issued in the March Private Placements, 15,833 shares of common stock are issuable upon exercise of the April $1.80 Warrants that were issued in the April Private Placements, 33,333 shares of common stock are issuable upon exercise of the April Follow-On Warrant that was issued in a private placement as a follow-on offering to the March Private Placements, 37,374 shares of common stock are issuable upon exercise of the Placement Agent Warrant that was issued to the Placement Agent as consideration for its service as placement agent for the March Private Placements and 5,700 shares of common stock are issuable upon exercise of the April Placement Agent Warrant that was issued to the Placement Agent as consideration for its service as placement agent for the April 18 Private Placements.  Such transactions were exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.  The March Private Placements, the April Private Placements, the issuance of the March Placement Agent Warrant and the issuance of the April Placement Agent Warrant were arms’ length transactions and the Company’s legal counsel did not provide any services to any of the Selling Stockholders in connection with these transactions.

U.S. Securities and Exchange Commission
September 21, 2011

In addition to the above analysis, the Staff should note that the Warrants do not include any price “resets”, floating price conversion rights or other “toxic” features that have previously prompted the Staff’s concerns regarding “Extreme Convertible” transactions.  Further, the Warrants do not even provide for anti-dilution protection based on the price of future issuances by the Company. The only anti-dilution provisions in Warrants are customary structural anti-dilution protection provisions in the event of fundamental organic changes in the Company’s capital structure, such as stock splits or stock dividends. These anti-dilution adjustments are consistent with those that the Staff has previously indicated do not raise a concern with respect to the Staff’s interpretation of Rule 415(a)(1)(i).

The Relationship to the Company

None of the Selling Stockholders is currently, or has ever been, an affiliate of the Company.  Moreover, after Amendment No. 2 is declared effective and assuming that all of the registered securities are sold, no Selling Stockholder will own more than 5.2% of the issued and outstanding common stock of the Company on a fully diluted basis.

The Amount of Shares Involved

The Company understands that where a registration involved more than approximately one-third of the issuer’s public float, the Staff would analyze whether the transaction was in fact a disguised primary offering rather than a valid secondary offering.1  If an issuer sought to register more than one-third of its public float, the Company understands that the Staff has been instructed to examine the transaction to see if it implicates Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  However, this offering falls well below the one-third threshold, as less than one percent of the outstanding shares of common stock of the Company are being registered.  In addition, the Company notes that there are more than forty selling stockholders offering shares to be sold, further supporting the fact that this is a secondary offering by existing stockholders of the Company’s common stock and not a “disguised” primary offering.

The Company understands that where a registration involved more than approximately one-third of the issuer’s public float, the Staff would analyze whether the transaction was in fact a disguised primary offering rather than a valid secondary offering.1  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  However, this offering falls well below the one-third threshold, as less than one percent of the outstanding shares of common stock of the Company are being registered.  In addition, the Company notes that there are more than forty selling stockholders offering shares to be sold, further supporting the fact that this is a secondary offering by existing stockholders of the Company’s common stock and not a “disguised” primary offering.

_____________________
1 See Keller, Stanley and William Hicks, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

U.S. Securities and Exchange Commission
September 21, 2011

The Company also notes that this is not a PIPE transaction where a company is attempting to create a public market for its securities by registering securities on a secondary basis which it could not register on a primary basis, where the Company understands the Staff has had concerns in recent years. Rather, this is a registration involving an already publicly-traded company of shares held by Selling Stockholders who will remain stockholders of the Company subsequent to the offering.

Whether the Selling Stockholders are in the Business of Underwriting Securities

To the Company’s knowledge, none of the Selling Stockholders are in the business of underwriting securities.

Whether the Circumstances Indicate that the Selling Stockholders are Acting as a Conduit for the Company

Each of the Selling Stockholders has purchased the securities offered in Amendment No. 2 with independent counsel and in arm’s length transactions, except for the Placement Agent, which received its shares as consideration for its services as placement agent for the Company.  The Selling Stockholders are not offering the shares issuable upon exercise of the Warrants on behalf of the Company.  The Selling Stockholders will, as a group, continue to have a large ownership interest in the Company after all of the securities offered in Amendment No. 2 are sold. The shares of common stock issuable upon exercise of the Warrants being offered in Amendment No. 2 represent less than 3.5% of the common stock of the Company, calculated on a fully-diluted basis, owned by each Selling Stockholder.  As discussed above, none of the Selling Stockholders are now, nor have they ever been, affiliates of the Company.  Finally, the Warrants do not include any toxic features that have previously prompted the Staff’s concerns with respect to PIPE transactions and the size of the offering relative to the Company’s public float is not dispositive of an illegal distribution.

Financial Statements for the Years Ended December 31, 2010 and 2009

Note 2 – Significant Accounting Policies, page F-8

1.           Revenue Recognition, page F-10

20.
We note from your response to our prior comment 33 that you provide free products as incentives to certain distributors but see you indicate you will provide disclosures of credits, rebates, price protection and other similar incentives if relevant.  We also note from the Addendum to the Distribution Agreement with Hand-Prod (filed as exhibit 10.28) that it appears that you offer this distributor free stents as indicated in the tabular summary.  Please explain if these incentives are material and explain your response that you will disclose if relevant.

U.S. Securities and Exchange Commission
September 21, 2011

Response:

Free stents provided to distributors during the years ended December 31, 2009 and 2010, were in the amount of approximately $15,000 and $80,000, respectively, based upon the average selling price of stents at the relevant period.  The Company believes that the number and dollar amount of free stents are not material and, as such, no additional disclosures are necessary. The Company does not offer other incentives such as credits, rebates and price protection.

21.
In this regard, we note from the tabular summary provided as part of the Addendum to the Distribution Agreement that the stents will be placed in a special warehouse and shipped when the order to send the stents is received.  Please tell us more about the storage and delivery process and specify at which point you recognize revenue for the stents.  Please refer to the applicable guidance in SAB 104 as part of your response.

Response:

According to the Addendum to the Distribution Agreement, the Company will place Hand Prod Sp. Z.o.o’s stents in a separate warehouse in the Company’s offices. In accordance with SAB 104 guidance, the revenue from the stents ordered by Hand Prod Sp. Z.o.o will be recorded only after delivery occurred and title, risks and rewards for the product transfer to the customer.  No bill and hold transactions are made and revenue is recognized only when the conditions above are met.

22.
Additionally, we note from the tabular summary provided as part of the Addendum to the Distribution Agreement that Hand Prod will pre pay for orders or pay after the invoice is received.  Please tell us if these payments are for multiple deliverables or are only for the stents.

Response:

There are no multiple deliverables applicable with respect to this transaction and the payments relate only to the stents.

Note 8 – Long-Term Loan, page F-17

23.
Please refer to our prior comment 37.  While we see your disclosure that the bank asked you to grant additional fixed liens in November 2010, we do not see where you explain the underlying reason for that request.  As previously requested, please revise your disclosure accordingly.

Response:

The Company has made the requested revision by clarifying the disclosure related to the additional fixed liens on page F-18 of Amendment No. 2.

Note 10 – Commitments and Contingent Liabilities, page F-20

c.           Litigation, page F-21

U.S. Securities and Exchange Commission
September 21, 2011

24.
Please refer to our prior comment 38.  While we note your revised disclosure in 10.c. 1) and other similar subsequent listings in this litigation disclosure section that you have not recorded an expense related to damages because management is of the opinion that a loss is neither probable nor estimable, in our prior comment we specifically referred to the disclosure requirements regarding a reasonably possible loss or range of loss.  For each claim that no accrual is made for loss contingency or an exposure to loss exists in excess of the amount accrued, please explain to us if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and your reasons for such conclusion.  Please note that for unrecognized contingencies associated to each claim listed on page F-21 and F-46 that meet the criteria in paragraph 3 of ASC 450-20-50 you are required to disclose (i) the nature of the contingency, and (ii) the possible loss or range of loss or provide a statement that such an estimate cannot be made.  Please revise your disclosure accordingly.

Response:

With respect to each of the claims that no accrual was made for loss contingency or an exposure to loss exists in excess of each amount accrued, the Company believes that the amounts claimed represent the maximum exposure that is reasonably possible of being incurred.  Therefore, the possible range of loss with respect to each claim is the range between zero and the amount claimed.

The Company has made the requested revision by clarifying the disclosure related to litigation on page F-21 of Amendment No. 2.

25.
Please refer to our prior comment 39.  Please further explain why you allocated the $134,000 expense to the year ended December 31, 2006 when the claim was submitted in November 2010.  In this regard, please tell us how much of the total expense was recorded in 2005 and 2006, and explain why you believe it is appropriate to adjust prior financial statements to record this expense when the claim was submitted in November 2010.  Please provide a similar explanation as it relates to Note 10 c. 6.  We also noted that your revised disclosures in c.5) and c.6) eliminated the date the claim was filed, i.e. November 2010.  Please explain your rationale for this revision.  We will continue to review your response to our prior comment 39 upon receipt of the aforementioned information.

Response:

While the Company had issued only drafts of consolidated financial statements, final consolidated financial statements in accordance with U.S. GAAP were not issued until the Company issued its 2009 financial statements in connection with the initial filing of the Form S-1.

With respect to the litigations referenced in Note 10c.5 and c.6, the Company first became aware of the events that gave rise to litigation in 2005 and 2006.  During that period, the Company had discussions with each of the plaintiffs on an informal basis.  In 2010, each of the plaintiffs formalized their claim by filing lawsuits in Magistrate’s Court in Tel Aviv. Because there were no consolidated financial statements in accordance with U.S. GAAP issued for years prior to 2009, the provision for the claims related to the litigation referenced in Note 10c.5 were recognized in an amount equal to $134,000 in the years ended December 31, 2005 and 2006 and that the provision for the claims related to the litigation referenced in Note 10c.6 were recognized in an amount equal to $53,000 in the year ended December 31, 2006.

U.S. Securities and Exchange Commission
September 21, 2011

The Company has made the requested revision by restoring the date the claim was filed to the disclosure related to these litigations on page F-21 of Amendment No. 2.

26.
We note from your response to our prior comment 39 that the fair value of the stock options with respect to the litigation described in Note 10c.4 was $2.5 million using the Black-Scholes valuation model, as of May 2009, which was the period for which the claimant claims these stock options.  In this regard, please explain to us how you accounted for these stock options at the initial recognition of this claim and your accounting or planned accounting between the initial recognition of this claim and the date that the actual stock options are granted.  Please provide references to the authoritative literature, which supports your accounting.  Additionally, please clarify for us if any of the stock options have been granted, providing as part of your response the grant dates and number of stock options.  Please provide a similar explanation as it relates to the stock options discussed in Note 10c.3 and 10c.5.

Response:

With respect to the litigation described in Note 10c.4, the Company has not recorded an expense related to the stock options in connection with this matter because the Company, after considering the views of its legal counsel as well as other factors, is of the opinion that a loss to the Company with respect to the stock options is neither probable nor reasonably possible and the amount or range of possible loss is not estimable.  No options were granted to the claimant in the litigation described in Note 10c.4.

With respect to the litigation described in Note 10c.3, the options to purchase 30,435 ordinary shares of the Company were valued as of the date of the investment for which the claimant claims to be entitled to a finder fee.  There were no material changes from the date of valuation to the date the parties reached a settlement.  As stated in Note 10c.3, options to purchase 30,435 ordinary shares of the Company were granted as part of the settlement.

With respect to the litigation described in Note 10c.5, the options to purchase 496,056 ordinary shares of the Company were valued as of the date the claimant claimed to be entitled to the options, as previously discussed in the response to question 25 above.  During the relevant period (the years ended December 2005 and 2006), a total of 372,041 out of the 496,056 options were granted to the claimant.  With regard to the measurement date of the stock options, as the third parties entitlement to the stock options in consideration to services that have been provided by them, the Company has applied the provisions of ASC 505-50, regarding equity-based payments to nonemployees.

In accordance with ASC 505-50, the issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates:

(i) The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment); or

(ii) The date at which the counterparty’s performance is complete.

Accordingly, the Company has measured the fair value of the stock options at the date at which the counterparty’s performance is complete.

27.	Please refer to our prior comment 40. It appears you have revised this disclosure to change the $1,020 thousands in claims to $20,000. Please explain.

U.S. Securities and Exchange Commission
September 21, 2011

Response:

The $1,020,000 in claims was composed of two different claims.  One claim arising in the ordinary course of the Company’s business, as mentioned in Note 10c.1, equaled $20,000, in the aggregate, and the other claim, as described in Note 10c.7, equaled $1,000,000.  Please see the descriptions of Note 10c.1 and 10c.7 on page F-21 of Amendment No. 2.

28.
We note that you have recorded provisions relating to claims made against you based upon the opinion of your legal counsel.  We also see that you have not recorded an expense related to damages in connection with certain other matters because management, after consultation with legal counsel, is of the opinion that the ultimate resolution of these claims will not result in a loss to the Company.  Please refer to Question 233.02 of the Compliance and Disclosure Interpretations on Securities Act Rules, which can be found at

http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm and describe to us and revise this note to clarify the nature and extent of your reliance on legal counsel in determining whether a liability was required and the amount of each of the provisions you recorded.  In particular, please differentiate between those instances where you relied exclusively on the opinion of legal counsel to provide you the amount of the required liability versus the instances where the opinion of legal counsel was one of other factors considered by management in reaching its conclusion.

Response:

The Company acknowledges that it is solely responsible for all estimated and recorded provisions in its financial statements.  In assessing such legal claims described in Note 10, the Company’s management consults with its legal counsel regarding each claim prior to reaching a conclusion as to the probability and potential amount or range of liability of the claim.  The Company’s management considers the views of legal counsel as well as other factors in reaching its conclusions.  The Company has clarified the descriptions of the legal claims disclosed in Note 10 on pages F-21 of Amendment No. 2.

Note 13 – Supplementary Financial Statement Information, page F-30

f.           Financial expenses (income), net, page F-31

29.
Please refer to our prior comment 41.  We note from your disclosure in footnote 7 that your initial valuation of the beneficial conversion feature was $308,000.  Please further explain in your disclosure how you determined that the intrinsic value of the beneficial conversion feature at the time of extinguishment was equal to the original beneficial conversion feature in the amount of $308,000.  Additionally, tell us whether you made any prior payments on the loan, and how you included this as part of your analysis.

U.S. Securities and Exchange Commission
September 21, 2011

Response:

The intrinsic value of the beneficial conversion feature at the time of extinguishment was equal to the original beneficial conversion feature because the share price did not change from the signing date of the loan agreement to the time of extinguishment based on additional funds raised from new investors at those periods.  The Company has made no prior payments on the loan.

30.
In this regard, based on the guidance of FASB ASC 470-20-40-3, it appears that any gain recognized should be recorded as a gain or loss on extinguishment of the convertible debt security.  Please revise your disclosures accordingly.

Response:

The Company has made the requested revision by clarifying the disclosure related to supplementary financial statement information on page F-31 of Amendment No. 2.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Ofir Paz, InspireMD, Inc.

Exhibit A

The NEW ENGLAND JOURNAL of MEDICINE

ESTABLISHED IN 1812 SEPTEMBER 14, 2006 VOL. 355 NO. 11

# Sirolimus-Eluting versus Uncoated Stents in Acute Myocardial Infarction

Christian Spaulding, M.D., Patrick Henry, M.D., Ph.D., Emmanuel Teiger, M.D., Ph.D., Kevin Beatt, M.B., B.S., Ph.D., Ezio Bramucci, M.D., Didier Carrié, M.D., Michel S. Slama, M.D., Bela Merkely, M.D., Ph.D., Andrejs Erglis, M.D., Ph.D., Massimo Margheri, M.D., Olivier Varenne, M.D., Ph.D., Ana Cebrian, Ph.D., Hans-Peter Stoll, M.D., David B. Snead, Ph.D., and Christoph Bode, M.D., for the TYPHOON Investigators*

ABSTRACT

BACKGROUND

Sirolimus-eluting stents reduce rates of restenosis and reintervention, as compared with uncoated stents. Data are limited regarding the safety and efficacy of such stents in primary percutaneous coronary intervention (PCI) for acute myocardial infarction with ST-segment elevation.

METHODS

We performed a single-blind, multicenter, prospectively randomized trial to compare sirolimus-eluting stents with uncoated stents in primary PCI for acute myocardial infarction with ST-segment elevation. The trial included 712 patients at 48 medical centers. The primary end point was target-vessel failure at 1 year after the procedure, defined as target-vessel–related death, recurrent myocardial infarction, or target-vessel revascularization. A follow-up angiographic substudy was performed at 8 months among 174 patients from selected centers.

RESULTS

The rate of the primary end point was significantly lower in the sirolimus-stent group than in the uncoated-stent group (7.3% vs. 14.3%, P=0.004). This reduction was driven by a decrease in the rate of target-vessel revascularization (5.6% and 13.4%, respectively; P<0.001). There was no significant difference between the two groups in the rate of death (2.3% and 2.2%, respectively; P=1.00), reinfarction (1.1% and 1.4%, respectively; P=1.00), or stent thrombosis (3.4% and 3.6%, respectively; P=1.00). The degree of neointimal proliferation, as assessed by the mean (±SD) in-stent late luminal loss, was significantly lower in the sirolimus-stent group (0.14±0.49 mm, vs. 0.83±0.52 mm in the uncoated stent group; P<0.001).

CONCLUSIONS

Among selected patients with acute myocardial infarction, the use of sirolimus-eluting stents significantly reduced the rate of target-vessel revascularization at 1 year. (ClinicalTrials.gov number, NCT00232830.)

From Assistance Publique–Hôpitaux de Paris (AP–HP) Cochin Hospital, Paris 5 Medical School Rene Descartes University and INSERM U780, Paris (C.S., O.V.); AP–HP Lariboisiere Hospital, Paris 7 Medical School University Denis Diderot, Paris (P.H.); AP–HP Henri Mondor Hospital, Paris 12 Medical School, Créteil (E.T.); Hospital Rangueil, Toulouse (D.C.); and AP–HP Antoine Béclère Hospital, Paris 12 Medical School Paris Sud University, Clamart (M.S.S.) — all in France; Mayday University Hospital, London (K.B.); Istituto di Ricovero e Cura a Carattere Scientifico Policlinico San Matteo, Pavia (E.B.), and Azienda Universitaria Ospedaliera Careggi, Florence (M.M.) — both in Italy; Semmelweis University, Budapest (B.M.); Pauls Stradins University Hospital, Riga, Latvia (A.E.); Cordis (Johnson & Johnson), Waterloo, Belgium (A.C., H.-P.S.) and Warren, NJ (D.B.S.); and the University of Freiburg, Freiburg, Germany (C.B.). Address reprint requests to Dr. Spaulding at Cochin Hospital, 27 rue du Faubourg St. Jacques, 75014 Paris, or at christian.spaulding@cch.ap-hop-paris.fr.

*Members of the Trial to Assess the Use of the Cypher Stent in Acute Myocardial Infarction Treated with Balloon Angioplasty (TYPHOON) are listed in the Appendix.

N Engl J Med 2006;355:1093-104.
Copyright © 2006 Massachusetts Medical Society.

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The NEW ENGLAND JOURNAL of MEDICINE

ferences between the two treatment groups influenced the difference in outcome, multiple logistic-regression analysis was performed, controlling for all variables that were found to be significantly different at baseline. All statistical analyses were performed with the use of SAS software, version 8.2 (SAS Institute), and all reported P values are two-sided.

## RESULTS

### STUDY PATIENTS

Between October 2003 and September 2004, 2019 patients were screened and 715 were randomly assigned to the two treatment groups (356 to the sirolimus-stent group and 359 to the uncoated-stent group) (Fig. 1). The most frequent reason for exclusion was fibrinolytic therapy for the index infarction. After randomization and treatment with the assigned stent, one patient in the sirolimus-stent group and two in the uncoated-stent group withdrew their consent to participate in the study.

### BASELINE CHARACTERISTICS AND MEDICATIONS USED

Patients in the uncoated-stent group were slightly older and had a higher rate of previous PCI involving a nontarget coronary vessel, a lower rate of culprit lesions in the left anterior descending coronary artery, and a higher rate of triple-vessel disease (Table 1). In both groups, the median time from the onset of chest pain to hospital admission was less than 4 hours, and the median interval between arrival at the hospital and inflation of the balloon catheter was 60 minutes. The rate of use of glycoprotein IIb/IIIa–receptor inhibitors and the specific agents used did not vary significantly between the two groups (Table 2).

### CLINICAL OUTCOME AT 1 YEAR

The primary end point of the study — target-vessel failure at 1 year — occurred in 7.3% of patients in the sirolimus-stent group and in 14.3% in the uncoated-stent group (P=0.004) (Table 3). This difference was due almost entirely to significant differences in the rates of target-vessel revascularization. There was no significant difference between the sirolimus-stent group and the uncoated-stent group in the rates of death (2.3% and 2.2%, respectively; P=1.00), recurrent myocardial infarction (1.1% and 1.4%, respectively; P=1.00), or in-stent thrombosis (3.4% and 3.6%, respectively; P=1.00). The actuarial rate of survival free from target-vessel failure was significantly higher in the sirolimus-stent group than in the uncoated-stent group (92.5% vs. 85.2%, P<0.001) (Fig. 2).

Table 3. **Clinical Events at 1 Year.***

| Event | Sirolimus-Eluting Stent (N=355) | Uncoated Stent (N=357) | P Value |
|---|---|---|---|
| | number (percent) | | |
| Target-vessel failure | 26 (7.3) | 51 (14.3) | 0.004 |
| Clinically driven target-vessel revascularization | 20 (5.6) | 48 (13.4) | <0.001 |
| PCI | 20 (5.6) | 47 (13.2) | <0.001 |
| CABG | 0 | 2 (0.6) | 0.50 |
| Death | 8 (2.3) | 8 (2.2) | 1.00 |
| Cardiac causes | 7 (2.0) | 5 (1.4) | 0.58 |
| Noncardiac causes | 1 (0.3) | 3 (0.8) | 0.62 |
| Recurrent myocardial infarction | 4 (1.1) | 5 (1.4) | 1.00 |
| Stent thrombosis | 12 (3.4) | 13 (3.6) | 1.00 |
| Acute | 2 (0.6) | 3 (0.8) | 1.00 |
| Subacute | 9 (2.5) | 8 (2.2) | 0.81 |
| Late | 1 (0.3) | 2 (0.6) | 1.00 |
| Angiographically proven stent thrombosis | 7 (2.0) | 12 (3.4) | 0.35 |

* CABG denotes coronary-artery bypass grafting.

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SIROLIMUS-ELUTING STENTS IN ACUTE MYOCARDIAL INFARCTION

Multivariate analysis of the primary end point was performed to control for all significant variables in Tables 1 and 2, including the use of clopidogrel, at 6 months. On the basis of this adjusted analysis, patients in the sirolimus-stent group were less than half as likely as those in the uncoated-stent group to have target-vessel failure (odds ratio, 0.41; P=0.001).

#### ANGIOGRAPHIC FOLLOW-UP STUDY

Of the 210 patients included in the angiographic substudy, 174 underwent angiography at 8 months (82.8%) and 170 had qualifying angiograms (81.0%) (Fig. 1 and Table 4). Patients in the angiographic study, as compared with those not in the study, tended to have higher rates of target-vessel failure (13.3% vs. 9.8%, P=0.19) and revascularization (12.4% vs. 8.4%, P=0.12), although these differences were not significant. However, the reduction in target-vessel failure in the sirolimus-stent groups was similar whether or not follow-up angiography was performed. At 8 months, sirolimus-eluting stents, as compared with uncoated stents, were associated with significant mean reductions in in-stent late luminal loss (0.14±0.49 mm vs. 0.83±0.52 mm, P<0.001) and in-stent restenosis (3.5% vs. 20.3%, P=0.001).

Event-free Survival (%)
100
95
90
85
80
75
0
Sirolimus-eluting stent
92.5%
Uncoated stent
85.2%
P<0.001
0 30 60 90 120 150 180 210 240 270 300 330 360
Days after Initial Procedure

| No. at Risk | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Sirolimus-eluting stent | 355 | 353 | 340 | 338 | 337 | 336 | 334 | 332 | 329 | 325 | 319 | 316 | 289 |
| Uncoated stent | 357 | 353 | 341 | 338 | 336 | 333 | 330 | 323 | 316 | 312 | 296 | 291 | 263 |

**Figure 2. Actuarial Rate of Survival Free from Target-Vessel Failure among Patients Who Received Either a Sirolimus-Eluting Stent or an Uncoated Stent.**

The rate of event-free survival was significantly higher in the group receiving a sirolimus-eluting stent than in the uncoated-stent group (P<0.001 by the log-rank test).

## DISCUSSION

In our trial, the use of sirolimus-eluting stents during primary PCI was associated with a reduction in the incidence of target-vessel failure at 1 year, as compared with the use of uncoated stents (7.3% vs. 14.3%, P=0.004). This difference was mainly driven by a reduction in the incidence of target-vessel revascularization. The results of the angiographic follow-up study suggest that the mechanism of benefit involves the suppression of neointimal proliferation among patients receiving sirolimus-eluting stents. The average in-stent late luminal loss in the sirolimus-stent group in our study was similar to that in previous studies of patients undergoing elective procedures.[2,3,10]

Rates of stent thrombosis were similar in the sirolimus-stent and uncoated-stent groups (3.4% and 3.6%, respectively; P=1.00). These rates were higher than those in previous studies. Reported rates of stent thrombosis vary according to the clinical presentation and the definition used. In recent trials of sirolimus-eluting stents that included only elective cases and used the same definition that we used in our trial, cumulative rates of stent thrombosis ranged from 0 to 1.1%.[1-3,10] A higher rate (2.0%) was reported for sirolimus-eluting stents in the Sirolimus-Eluting Stent Compared with Paclitaxel-Eluting Stent for Coronary Revascularization (SIRTAX) trial (a comparison of the Cypher stent and the Taxus stent), which included both patients with and those without acute myocardial infarction.[11] Elsewhere in this issue of the *Journal*, Laarman et al.[12] report the results of the Paclitaxel-Eluting Stent versus Conventional Stent in Myocardial Infarction with ST-Segment Elevation (PASSION) trial, which showed a lower overall rate of stent thrombosis (1%) than did our study. However, angiographic proof was required for the diagnosis of stent thrombosis, and adjudication was not performed by an independent clinical events committee. The rates of stent thrombosis in the STRATEGY trial were 0% in the group receiving sirolimus-eluting stents and 3% in the group receiving uncoated stents.[6] The 1-month rate of stent thrombosis in trials and registries with uncoated stents in acute myocardial infarction ranges from 0.9 to 4.3%.[9,13-19]

Procedural factors may have contributed to in-stent thrombosis in our study. Suboptimal procedural regimens of aspirin and heparin were allowed, with minimal aspirin doses of 100 mg and a minimal activated clotting time of 250 seconds, in contrast to recent recommendations.[20] Further-

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Journal of the American College of Cardiology
© 2009 by the American College of Cardiology Foundation
Published by Elsevier Inc.

Vol. 53, No. 11, 2009
ISSN 0735-1097/09/$36.00
doi:10.1016/j.jacc.2008.11.029

CLINICAL RESEARCH | Interventional Cardiology

# A Randomized Controlled Trial of a Paclitaxel-Eluting Stent Versus a Similar Bare-Metal Stent in Saphenous Vein Graft Lesions

## The SOS (Stenting Of Saphenous Vein Grafts) Trial

Emmanouil S. Brilakis, MD, PhD,*† Christopher Lichtenwalter, MD,*† James A. de Lemos, MD,*† Michele Roesle, RN,* Owen Obel, MD,*† Donald Haagen, RCIS,* Bilal Saeed, MD,‡ Chiranjeevi Gadiparthi, MD,*† Joseph K. Bissett, MD,§ Rajesh Sachdeva, MD,§ Vassilios V. Voudris, MD, PhD,|| Panagiotis Karyofillis, MD,|| Biswajit Kar, MD,¶ James Rossen, MD,# Panayotis Fasseas, MD,** Peter Berger, MD,†† Subhash Banerjee, MD*†

*Dallas and Houston, Texas; Toledo, Ohio; Little Rock, Arkansas; Athens, Greece; Iowa City, Iowa; Racine, Wisconsin; and Danville, Pennsylvania*

**Objectives** The aim of this study was to compare the frequency of angiographic restenosis and clinical events between a paclitaxel-eluting stent (PES) and a similar bare-metal stent (BMS) in saphenous vein graft (SVG) lesions.

**Background** There are conflicting and mostly retrospective data on outcomes after drug-eluting stent implantation in SVGs.

**Methods** Patients requiring SVG lesion stenting were randomized to BMS or PES. The primary study end point was binary in-segment restenosis at 12-month follow-up quantitative coronary angiography. Secondary end points included death, myocardial infarction, ischemia-driven target vessel and lesion revascularization, and target vessel failure.

**Results** Eighty patients with 112 lesions in 88 SVGs were randomized to a BMS (39 patients, 43 grafts, 55 lesions) or PES (41 patients, 45 grafts, 57 lesions). Binary angiographic restenosis occurred in 51% of the BMS-treated lesions versus 9% of the PES-treated lesions (relative risk: 0.18; 95% confidence interval [CI]: 0.07 to 0.48, $p < 0.0001$). During a median follow-up of 1.5 years the PES patients had less target lesion revascularization (28% vs. 5%, hazard ratio: 0.38; 95% CI: 0.15 to 0.74, $p = 0.003$) and target vessel failure (46% vs. 22%, hazard ratio: 0.65; 95% CI: 0.42 to 0.96, $p = 0.03$), a trend toward less target vessel revascularization (31% vs. 15%, hazard ratio: 0.66; 95% CI: 0.39 to 1.05, $p = 0.08$) and myocardial infarction (31% vs. 15%, hazard ratio: 0.67; 95% CI: 0.40 to 1.08, $p = 0.10$), and similar mortality (5% vs. 12%, hazard ratio: 1.56; 95% CI: 0.72 to 4.11, $p = 0.27$).

**Conclusions** In SVG lesions, PES are associated with lower rates of angiographic restenosis and target vessel failure than BMS. (The SOS [Stenting Of Saphenous Vein Grafts] Randomized-Controlled Trial; NCT00247208) (J Am Coll Cardiol 2009;53:919–28) © 2009 by the American College of Cardiology Foundation

Retrospective studies have provided conflicting results in the treatment of saphenous vein aortocoronary bypass graft (SVG) lesions (1). In the only published prospective randomized trial of drug-eluting stents (DES) versus bare-metal stents (BMS) in SVG lesions, a sirolimus-eluting stent (SES) had lower angiographic restenosis at 6 months but higher mortality

From the *Veterans Affairs North Texas Healthcare System, Dallas, Texas; †University of Texas Southwestern Medical Center, Dallas, Texas; ‡Department of Internal Medicine, University of Toledo, Toledo, Ohio; §Central Arkansas Veterans Healthcare System and University of Arkansas for Medical Sciences, Little Rock, Arkansas; ||Onassis Cardiac Surgery Center, Athens, Greece; ¶Michael E. DeBakey Veterans Affairs Medical Center, Houston, Texas; #Iowa City Veterans Affairs Medical Center, Iowa City, Iowa; **Wheaton Franciscan Medical Group, Racine, Wisconsin; and the ††Geisinger Clinic, Danville, Pennsylvania. The SOS (Stenting Of Saphenous Vein Grafts) trial was funded by a Veterans Affairs VISN-17 Startup Award, and by the Clark R. Gregg fund of the Harris Methodist Foundation to Dr. Brilakis. Dr. Brilakis has received speaker honoraria from St. Jude. Dr. Obel works predominantly with cardial rhythm devices and has speaker agreements with St. Jude, Medtronic, and Boston Scientific. Dr. Rossen participated in multicenter clinical studies supported by Boston Scientific. Dr. Berger has spoken at CME-approved scientific symposia supported by Bristol-Myers Squibb/Sanofi-Aventis, the Medicines Company, AstraZeneca, Medtronic, and Eli Lilly/Daiichi-Sankyo (each for <$10,000); served as a consultant to PlaCor, Eli Lilly, Accumetrics, The Medicines Company, and Eli Lilly/Daiichi-Sankyo (each for <$10,000); and owns equity in Lumen, Inc. (a company that is developing an embolic protection device) (>$10,000). Dr. Banerjee has served on the Speakers' Bureau for St. Jude Medical Center, Medtronic Corp., and Johnson & Johnson and has received a research grant from Boston Scientific. The SOS trial was presented as a late-breaking trial at the TCT 2008 meeting in Washington, DC, in October 2008.

Manuscript received October 2, 2008; revised manuscript received October 30, 2008, accepted November 3, 2008.

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**The SOS Trial**
JACC Vol. 53, No. 11, 2009
March 17, 2009:919–28

**Table 3** Clinical Events and Clopidogrel Use During Follow-Up

| | BMS (n = 39) | DES (n = 41) | HR (95% CI) | p Value |
|---|---|---|---|---|
| Clinical events, n (%) | | | | |
| Death | 2 (5%) | 5 (12%) | 1.56 (0.72–4.11) | 0.27 |
| MI | 12 (31%) | 6 (15%) | 0.67 (0.40, 1.08) | 0.10 |
| TLR | 11 (28%) | 2 (5%) | 0.38 (0.15–0.74) | 0.003 |
| TVR | 12 (31%) | 6 (15%) | 0.66 (0.39, 1.05) | 0.08 |
| Any revascularization | 16 (41%) | 8 (20%) | 0.59 (0.37–0.91) | 0.02 |
| Death or MI | 13 (33%) | 10 (24%) | 0.82 (0.54–1.24) | 0.34 |
| Target vessel failure | 18 (46%) | 9 (22%) | 0.65 (0.42–0.96) | 0.03 |
| Device-oriented composite end point | 17 (44%) | 6 (15%) | 0.54 (0.32–0.83) | 0.005 |
| Overall major adverse cardiac events (patient-oriented composite end point) | 19 (49%) | 15 (37%) | 0.80 (0.57–1.12) | 0.20 |
| Definite or probable stent thrombosis by ARC criteria | 5 (13%) | 1 (2%) | 0.42 (0.10–1.05) | 0.07 |
| Clopidogrel use, n/total (%) | | | | |
| 6 months | 33/37 (89%) | 39/40 (98%) | | 0.14 |
| 12 months | 23/31 (74%) | 28/34 (82%) | | 0.42 |
| 18 months | 14/22 (64%) | 13/19 (68%) | | 0.75 |
| 24 months | 6/12 (50%) | 7/12 (58%) | | 0.68 |

Device-oriented composite end point = composite of cardiac death, target vessel MI, and target lesion revascularization.

ARC = Academic Research Consortium; CI = confidence interval; HR = hazard ratio; Overall major adverse cardiac events = composite of any death, any myocardial infarction, or any coronary revascularization; TLR = target lesion revascularization; TVR = target vessel revascularization; other abbreviations as in Table 1.

## Discussion

The most important finding of this trial is that PES reduce angiographic restenosis rates and target vessel failure in SVG lesions compared with BMS.

Drug-eluting stents have been shown to reduce restenosis in many lesion types and clinical syndromes. However, there is a paucity of prospective data on DES in SVG interventions, although BMS is associated with high restenosis rates in SVG lesions. The results of mostly retrospective observational series comparing DES with BMS in SVGs have been conflicting: 6 studies showed better results with DES (9–14) and 9 suggested no difference between BMS and DES (15–23).

The SOS trial is the first prospective, randomized, controlled trial of PES in SVG lesions and the first multicenter DES clinical trial of any kind in SVG lesions. Two prospective, randomized, single-center studies have reported comparisons of DES and BMS in SVG lesions. In a post hoc subgroup analysis of the BASKET (Basel Stent Kosten Effektivitats Trial) study, the subgroup of 47 patients who underwent SVG PCI derived greater benefit from DES implantation during a follow-up of 18 months (24). In the BASKET study, major adverse cardiac events occurred in 62% in the BMS group versus 21% in the DES group ($p = 0.007$), mainly due to a lower TVR rate in the DES group (46% vs. 18%, $p = 0.04$).

In the only published, prospective, randomized trial of DES versus BMS in SVG lesions, the RRISC (Reduction of Restenosis In Saphenous vein grafts with Cypher sirolimus-eluting stent) trial, an SES (Cypher, Cordis, Warren, New Jersey) was compared with a similar BMS, the BxVelocity stent (Cordis) (2,3). Overall, 75 patients were enrolled, and 96 lesions were treated in 80 SVGs. Angiographic follow-up after only 6 months revealed less in-segment restenosis in the SES arm (13.6% vs. 32.6%, $p = 0.031$). Repeat TVR within 6 months was performed in 5.3% of patients in the SES versus 27% in the BMS group ($p = 0.012$) (2). However, after a median of 32 months, mortality was higher in the SES group (29% vs. 0%, $p = 0.001$), and the early benefits of SES were lost: no difference was seen in the incidence of MI (18% SES vs. 5% BMS, $p = 0.15$) or TVR (34% SES vs. 38% BMS, $p = 0.74$) (3). Of the 11 deaths in the SES group, 1 was due to angiographically confirmed late stent thrombosis and 3 were sudden.

As in the RRISC trial, a significant reduction in late loss was observed in the DES arm of SOS. The in-stent late loss in the DES group was similar in the 2 studies ($0.38 \pm 0.51$ mm in the RRISC trial, and $0.42 \pm 0.57$ mm in the SOS trial) but was less in the BMS group in the RRISC study ($0.79 \pm 0.66$ mm) than in the SOS trial ($1.29 \pm 1.03$ mm). Accordingly, angiographic restenosis occurred more frequently in the BMS arm of the SOS trial (51% vs. 33% in the RRISC trial). This was likely in part due to the performance of follow-up coronary angiography at 12 months in the SOS trial versus at 6 months in the RRISC trial. The higher prevalence of diabetes (44% in the SOS trial vs. 15% in the RRISC trial) and smoking (26% in the SOS trial vs. 8% in the RRISC trial) might have also played a role. In contrast to the RRISC study, where most restenoses were nonocclusive, nearly one-half of the restenotic lesions in the SOS trial were occlusive, in which repeat PCI is often not attempted, explaining in part why

Downloaded from content.onlinejacc.org by on March 10, 2009

Experimental research

EuroIntervention

# A third generation ultra-thin strut cobalt chromium stent: histopathological evaluation in porcine coronary arteries

**Refat Jabara[1,2]*, MD, FACC; Sarah Geva[1], PhD; Henrique B. Ribeiro[3], MD; Jack P. Chen[1], MD, FACC; Dongming Hou[1], MD, FACC; Jinsheng Li[1], MD; Spencer B. King[1], MD, MACC; Nicolas Chronos[1], MD, FACC; Keith A. Robinson[1], PhD, FACC**

*1. Saint Joseph's Translational Research Institute, Saint Joseph's Hospital of Atlanta, GA, USA; 2. Hadassah-Hebrew University Medical Center, Ein Kerem, Jerusalem, Israel; 3. Heart Institute-InCor, University of Sao Paulo, Sao Paulo, Brazil*

Copyright EuroIntervention

*The authors have no conflict of interest to declare.*

**KEYWORDS**
*Bare metal stent, cobalt chromium, ultra thin strut, stent design*

## Abstract

**Aims:** The present study was designed to evaluate a novel third generation bare-metal stent (BMS) comprised of an ultra-thin-strut, cobalt-chromium platform with fixed geometry, uniform cell size, and superior surface finish in a porcine coronary artery model.

**Methods and results:** A total of 47 BMS of two types were implanted in pig coronary arteries using QCA to optimise stent apposition: a commercially available cobalt alloy thin-strut stent (91µm) as control (Driver; n=17), and an ultra-thin-strut (65 µm) cobalt-chromium stent (Protea; n=18). Animals underwent angiographic restudy and termination one week and one month post-implant for coronary artery histology. In addition, 12 overlapping Protea stents were analysed at one month. At one week, comparable thin neointima and mild inflammation were observed in both groups. At one month, Protea demonstrated significantly lower angiographic % stenosis (2±1% vs. 17±5%, p=0.006), intimal thickness (0.11±0.01mm vs. 0.23±0.03 mm, p=0.003), and histologic % area stenosis (19±2% vs. 32±3%, p=0.003). Mean stent strut injury scores were low and similar between groups. Angiographic % stenosis, intimal thickness, and histologic % area stenosis of overlapping Protea stents were 3±1%, 0.13±0.01 mm, and 22±2%, respectively, and similar to the single Protea group. Stable fibrocellular neointimal incorporation, with complete endothelialisation and minimal inflammation, were observed at one month in all stents, including overlapped Protea segments.

**Conclusions:** When compared to a commercially available cobalt alloy BMS, the new third generation Protea stent demonstrated favourable coronary arterial response with significant reduction of neointimal formation in the porcine model. Our results showed how seemingly trivial improvements to the BMS technology can result in substantial biological responses. Future, long-term investigations are needed to ascertain the clinical applicability and implications of these findings.

** Corresponding author: Hadassah-Hebrew University Medical Center, Ein Kerem, P.O.B. 12000, Jerusalem 91120, Israel*
*E-mail: Jabara@hadassah.org.il*

*© Europa Edition. All rights reserved.*

EuroIntervention 2009;5:**619-626**

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Experimental research

a
b

*Figure 5. Low and high magnification microscopic images of sections from overlapping Protea samples harvested one month post-implant, a) Verhoeff-Masson (VM) elastic-trichrome stain, magnification x20, b) Hematoxyline & Eosin (H&E), magnification x200.*

## Intimal thickness

At one week, mean intimal thicknesses were similar between groups: 0.02±0.01 mm in the Driver group and 0.01±0.0 1mm in the Protea group (p=0.313). At one month follow up, intimal thickness was significantly lower for Protea compared to Driver (0.11±0.01 mm vs. 0.23±0.03 mm, respectively; p=0.003; Figure 6). Intimal thickness for the overlapping Protea was 0.13±0.01 mm, similar to single Protea stents (p=0.384).

mm
0.30
0.20
0.10
0.00
P=0.003
P=0.349
Driver
Protea
Overlapping Protea

*Figure 6. Intimal thickness of tissue overlying the stent struts, measured from histologic sections of porcine coronary arteries harvested one month after stent implant, according to treatment group.*

## Histological percent area stenosis

While no difference was noted in histological % area stenosis between Protea and Driver groups at one week (5 ± 1% vs. 8±1%, respectively; p=0.052), the value at one month was significantly lower for Protea group (19±2% vs. 32±3%, respectively, p=0.003; Figure 7). For overlapping Protea, histological % area stenosis was 22 ± 2%, similar to single Protea (p=0.349).

## Inflammation and strut injury scores

Mild inflammation was similarly observed in both groups at one week (p=0.074) and one month (p=1.000; Table 2). Stent strut injury score was low and similar between groups at one week (0.49±0.27 vs. 0.38±0.49, p=0.681) and one month (0.30±0.61 vs. 0.36±0.67, p=0.801; Table 3). Overlapping Protea segments demonstrated similar mild inflammation (p=0.480) and low strut injury scores (p=0.498), comparable to single Protea stents.

%
40
30
20
10
0
P=0.003
P=0.384
Driver
Protea
Overlapping Protea

*Figure 7. Proportion of area within stent occupied by neointimal tissue (% area stenosis) measured from histologic sections of porcine coronary arteries harvested one month after stent implant, according to treatment group.*

**Table 2. Histopathologic scoring of inflammation in the treatment groups by time.**

| Stent type | one week | | one month | | |
|---|---|---|---|---|---|
| | Driver (n=6) | Protea (n= 6) | Driver (n=11) | Protea (n=12) | Overlapping Protea (n=12) |
| Grade 0 | 0 | 0 | 0 | 0 | 0 |
| Grade 1 | 5 (83%) | 6 (100%) | 11 (100%) | 12 (100%) | 12 (100%) |
| Grade 2 | 1 (17%) | 0 | 0 | 0 | 0 |
| Grade 3 | 0 | 0 | 0 | 0 | 0 |

Inflammation score: 0: none; 1= mild; 2= moderate; 3= severe. Data represent number and percentage of overall scores for scoring category and stent type.

**Table 3. Strut injury scoring in the treatment groups by time.**

| Stent type | one week | | one month | | |
|---|---|---|---|---|---|
| | Driver (n=6) | Protea (n= 6) | Driver (n=11) | Protea (n=12) | Overlapping Protea (n=12) |
| Grade 0 | 67% | 61% | 76% | 70% | 78% |
| Grade 1 | 28% | 28% | 12% | 19% | 16% |
| Grade 2 | 5% | 11% | 12% | 11% | 6% |
| Grade 3 | 0 | 0 | 0 | 0 | 0 |

Strut injury score: 0=no injury, intact IEL, 1=strut contacting IEL with profile in neointima, 2=strut penetrating IEL and profile in media, 3=strut penetrating media and contacting EEL, 4=strut in adventitia. Data represent number and percentage of overall scores for scoring category and stent type.

## Discussion

This study aimed to assess the response of porcine coronary arteries to implantation of a novel third generation BMS, characterised by an ultra-thin-strut cobalt-chromium platform, with fixed geometry, uniform cell sizes, and superior surface finish. Stent geometric configuration and strut thickness have been demonstrated as important predictors of restenosis.[10,11,19-21] In this regard, previous literature has reported that cobalt-chromium alloy, compared to stainless steel, has a higher radial strength and

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Third generation ultra-thin strut cobalt chromium stent

radiopacity with similar electro-negativity.[22] These features allow for stent designs with thinner struts, thereby enhancing flexibility and ease of delivery, while maintaining radiopacity.[13,23] Accordingly, we postulated that incorporation of fixed and uniform cell sizes, superb surface finish, with further reduction in strut thickness, could elicit favourable responses in the laboratory animal setting, providing a basis for clinical investigation.

Our data demonstrated favourable arterial response, with significant reduction in neointimal formation, associated with the study stent design, as compared to Driver, a widely used cobalt-chromium BMS,[14,22-24] in porcine coronary arteries. In specific, angiographic % diameter stenosis, intimal thickness, and histological % area stenosis were all lower for the Protea versus the Driver stent. Moreover, overlapped deployment of Protea resulted in no changes in the above parameters. Thus, as a potentially superior stent platform design, Protea, in the absence of drug coating, appears to offer neointimal suppression advantage over control BMS. Such drug-associated heightened vascular toxicity in overlapped DES segments has been well documented in previous studies[25]. Follow-up values of intimal thickness, histological % area stenosis, inflammation score, and strut injury score for the control group (Driver) were in concordance with our earlier porcine data for cobalt-chromium stents,[26] further substantiating the potential advantages of the study stent.

Neointimal hyperplasia is the major cause of in-stent restenosis. In general, neointima consists of a mixed population of inflammatory cells, myofibroblasts and smooth muscle cells that synthesise, secrete and deposit extracellular matrix components. In our study, morphological qualitative observations showed that neointima was thinner in the Protea implanted vessels compared to Driver group due to a lower content of the cellular component and less extra cellular matrix deposition in the peri-strut area and between the struts.

The biocompatibility and safety profile of the cobalt-chromium alloy has been evidenced by over a decade of incorporation into manufacturing of surgical implants.[27] Furthermore, robust data substantiate its clinical safety and efficacy in the coronary circulation.[13,14,22-24] In addition to enhanced radiographic visibility and flexibility, cobalt-chromium appears devoid of adverse proliferative responses that accompany implant of stents fashioned from other alloys (e.g., gold, martinsitic nitinol).[28-30]

Favourable biocompatibility profile is desirable not only for BMS, but also for potential consideration as an eventual DES platform.[31,32] After drug elution, the residual polymer matrix and stent material become crucial determinants of late restenosis and device failure, as exemplified by the paclitaxel-eluting QuaDDS-QP2 device (Quanam Medical, Santa Clara, CA, USA).[33]

It has been postulated that, in animal models, stent surface material and geometric configuration may outweigh operator-dependent variables in eliciting neointimal hyperplasia and thrombosis.[19] Thus, while reduced strut diameter is widely accepted as a deterrent of in-stent restenosis,[10,11,21] the optimal stent design remains unknown. Our data suggest that the combination of fixed geometry, uniform cell size, and unique surface treatment of the Protea stent appears to impart a neointimal inhibition advantage in the porcine model. However, the potential clinical applicability and implications of our findings require further investigations.

In-stent restenosis is related in part to technical aspects of the device. Design features of the stent that influence outcome have been identified and optimised for improved performance. However, some current stents have significant contamination with industrial impurities on the surface and in the bulk. Previous research pioneered by Palmaz et al[34] and more recently published by Sprague and colleagues[35] suggest that even subtle differences in chemical composition of the stent material and in surface finish may influence the biological response. In specific, classic research by Schwartz and coworkers[36] showed that contamination on a bare metal surface actually aggravates neointimal response and pressure rinsing of coronary stents immediately before implantation may reduce inflammation and neointimal hyperplasia. In our study, the Protea stent features a unique surface treatment eliminating most of the intrusions inherent to the CoCr alloy and it is very much possible that this interesting and innovative aspect of the Protea stent platform, and not only the thin struts and cell geometry, help achieve a superior biological response in comparison to Driver.

The implications of a superior stent platform design are obvious for both BMS as well as DES. Significant neointimal inhibition, as seen with the Protea, may potentially obviate the need for DES, thereby avoiding their attendant complications, in many clinical and anatomic scenarios. Moreover, this same attenuation of neointima may allow for decreased levels of drug coating on future DES, thus minimising potential vessel toxicities.

To sum up, design improvements such as thin struts, cell geometry, and ultra-smooth surface have probably contributed to the favourable preclinical outcomes with the Protea stent. Our results support the notion that apparently small improvements in basic but fundamental aspects of the BMS technology can result in actual biological benefits and ultimately pave the way to better DES platform.

## Study limitations

The statistical analysis of data should be viewed in light of the relatively small numbers of test subjects. Longer-term studies are needed for verification and extension of these initial promising data. Additionally, as the Protea platform differs in both strut thickness, cell geometry, and surface finish from that of the control Driver stent, future evaluations utilising prototypes varying in only a single parameter may further elucidate the relative advantages of each feature. Of interest, however, the similar histologic responses of the single Protea layer versus overlapped segments suggest that strut thickness may not be the primary determinant for neointimal proliferation.

## Conclusions

The ultra-thin-strut cobalt-chromium Protea stent, which features fixed geometry, uniform cell size, and ultra-smooth surface exhibited favourable arterial responses with significant reduction of neointimal formation in porcine coronary arteries, when compared to a commercially-available cobalt alloy BMS. This novel stent platform may represent an attractive alternative to current BMS designs. Our results showed how seemingly trivial improvements to the BMS technology can result in substantial biological responses. Further, long-term trials are needed to assess the potential clinical applicability and impact of present findings.

Copyright EuroIntervention

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Exhibit B

# 2011 MEDTECH OUTLOOK
## NAVIGATING THE NEW NORMAL

January 3, 2011

**Joanne K. Wuensch**
Managing Director - Equity Research
Medical Technology
212-883-5115
joanne.wuensch@bmo.com

**Jacob A. Messina**
Associate
212-885-4037
jacob.messina@bmo.com

**Ravi Misra**
Associate
212-885-4156
ravi.misra@bmo.com

BMO Capital Markets

Please refer to pages 181-182 for Disclosures Statements, Including Analyst's Certification. For important disclosures on the stocks discussed in this report, please go to http://researchglobal.bmocapitalmarkets.com/Company_Disclosure_Public.asp.

2011 MedTech Outlook BMO Capital Markets

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- "The DES market continued to decline around the world, driven by aggressive price competition." *Medtronic 1Q earnings call, August 24, 2010.*
- "In the US, PCI volume was largely flat versus the prior year. DES penetration, we estimate, was approximately 79% this quarter, which signals unit growth in the DES category." *Abbott Laboratories 3Q earnings call, October 20, 2010.*

## Exhibit 21: Worldwide Coronary Stent Market

| | 2002A | 2003A | 2004A | 2005A | 2006A | 2007A | 2008A | 2009A | 2010E | 2011E | 2012E |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **PTCA Statistics** | | | | | | | | | | | |
| No. of coronary angioplasty procedures (000) | 1,833,121 | 2,010,183 | 2,220,954 | 2,442,117 | 2,660,083 | 2,661,210 | 2,812,548 | 2,958,335 | 3,082,981 | 3,178,002 | 3,281,240 |
| Year over year growth | 8.8% | 9.7% | 10.5% | 10.0% | 8.9% | 0.0% | 5.7% | 5.2% | 4.2% | 3.1% | 3.2% |
| % of procedures performed with OTW cath. | 40.5% | 40.5% | 40.5% | 40.0% | 40.0% | 40.0% | 40.0% | 40.0% | 40.0% | 40.0% | 40.0% |
| % of procedures performed with RX cath. | 59.5% | 59.5% | 59.5% | 60.0% | 60.0% | 60.0% | 60.0% | 60.0% | 60.0% | 60.0% | 60.0% |
| No. of OTW PTCA procedures | 742,311 | 813,866 | 899,303 | 976,847 | 1,064,033 | 1,064,484 | 1,125,019 | 1,183,334 | 1,233,192 | 1,271,201 | 1,312,500 |
| No. of RX PTCA procedures | 1,090,810 | 1,196,317 | 1,321,651 | 1,465,270 | 1,596,050 | 1,596,726 | 1,687,529 | 1,775,001 | 1,849,788 | 1,906,801 | 1,968,750 |
| % of procedures using stents | 76.8% | 81.0% | 85.3% | 87.2% | 88.6% | 87.6% | 88.3% | 88.3% | 88.0% | 88.3% | 88.3% |
| No. of coronary stented procedures | 1,408,452 | 1,627,873 | 1,893,929 | 2,129,542 | 2,356,647 | 2,332,277 | 2,483,085 | 2,613,145 | 2,714,017 | 2,805,262 | 2,896,756 |
| **UnCoated Stent Market** | | | | | | | | | | | |
| % of Procedures using UnCoated Stents | 100% | 100% | 42% | 29% | 30% | 41% | 40% | 36% | 36% | 36% | 36% |
| No. of UnCoated Stent Procedures | 1,382,089 | 1,176,613 | 791,727 | 615,267 | 700,858 | 952,614 | 982,903 | 938,523 | 969,716 | 1,004,183 | 1,033,574 |
| No. of stents used per procedure | 1.5 | 1.5 | 1.5 | 1.5 | 1.5 | 1.5 | 1.5 | 1.5 | 1.5 | 1.5 | 1.5 |
| No. of UnCoated Stents units implanted | 2,049,786 | 1,765,431 | 1,189,770 | 945,906 | 1,051,064 | 1,431,347 | 1,472,403 | 1,426,546 | 1,474,532 | 1,517,134 | 1,550,858 |
| Average price per stent | $1,107 | $1,044 | $980 | $912 | $873 | $837 | $781 | $727 | $686 | $646 | $609 |
| Year over year change | (5.2%) | (5.6%) | (6.3%) | (7.8%) | (4.3%) | (4.1%) | (6.7%) | (6.9%) | (5.6%) | (5.9%) | (5.8%) |
| Total Coronary UnCoated Stent Sales (mm) | $2,268.3 | $1,843.8 | $1,176.7 | $862.7 | $943.8 | $1,198.0 | $1,140.4 | $1,038.6 | $1,012.2 | $960.1 | $949.7 |
| Year over year change | (2.3%) | (18.7%) | (36.2%) | (26.7%) | 8.4% | 26.9% | (4.1%) | (9.5%) | (2.3%) | (3.2%) | (2.1%) |
| Total Coronary Stent Sale Units (mm) | 2.0 | 1.8 | 1.2 | 0.9 | 1.1 | 1.4 | 1.5 | 1.4 | 1.5 | 1.5 | 1.6 |
| **Coated Stent Market** | | | | | | | | | | | |
| % of Procedures using Coated Stents | 2% | 28% | 58% | 71% | 70% | 59% | 60% | 64% | 64% | 64% | 64% |
| No. of Coated Stent Procedures | 26,373 | 451,260 | 1,102,201 | 1,514,256 | 1,655,789 | 1,379,483 | 1,500,163 | 1,674,822 | 1,744,301 | 1,801,079 | 1,863,181 |
| No. of stents used per procedure | 1.5 | 1.4 | 1.5 | 1.5 | 1.4 | 1.4 | 1.4 | 1.4 | 1.3 | 1.3 | 1.3 |
| No. of stent units implanted | 39,559 | 613,603 | 1,612,781 | 2,201,837 | 2,298,264 | 1,879,465 | 2,091,457 | 2,306,209 | 2,321,450 | 2,415,163 | 2,502,387 |
| Average price per stent | $2,100 | $2,730 | $2,487 | $2,385 | $2,322 | $2,222 | $2,062 | $1,947 | $1,850 | $1,759 | $1,679 |
| Year over year change | NA | 30.0% | (8.9%) | (4.1%) | (2.7%) | (4.3%) | (7.2%) | (5.6%) | (5.0%) | (4.9%) | (10.5%) |
| Total Coronary Coated Stent Sales (mm) | $83.1 | $1,674.9 | $4,011.1 | $5,250.8 | $5,335.4 | $4,175.5 | $4,313.5 | $4,487.9 | $4,295.0 | $4,248.6 | $4,201.4 |
| Year over year change | NA | NM | 139.5% | 30.9% | 1.6% | (21.7%) | 3.3% | 4.0% | (4.3%) | (1.1%) | (1.1%) |
| Total Coronary Coated Stent Sale Units (mm) | 0.0 | 0.6 | 1.6 | 2.2 | 2.3 | 1.9 | 2.1 | 2.3 | 2.3 | 2.4 | 2.5 |
| **Estimated Company Sales (mm):** | **2002A** | **2003A** | **2004A** | **2005A** | **2006A** | **2007A** | **2008A** | **2009A** | **2010E** | **2011E** | **2012E** |
| Guidant - sold to Abbott on 4/21/06 | $873.6 | $767.2 | $438.3 | $338.0 | $372.2 | $423.5 | $440.8 | $403.5 | $400.0 | $395.0 | $387.5 |
| Boston Scientific | 318.0 | 524.6 | 2,353.8 | 2,894.6 | 2,504.4 | 2,028.0 | 1,848.6 | 1,878.2 | 1,671.3 | 1,646.4 | 1,644.7 |
| Medtronic | 386.7 | 359.8 | 334.4 | 327.6 | 513.9 | 619.4 | 870.1 | 945.1 | 921.0 | 911.3 | 874.8 |
| Johnson & Johnson Cordis | 640.6 | 1,737.8 | 1,969.3 | 2,675.5 | 2,706.9 | 1,889.6 | 1,475.8 | 1,039.2 | 777.0 | 777.4 | 758.8 |
| Abbott | 59.3 | 48.3 | 39.4 | 27.0 | 53.0 | 229.5 | 688.4 | 1,098.7 | 1,349.1 | 1,290.0 | 1,273.0 |
| Other | 71.3 | 63.0 | 52.5 | 50.9 | 126.0 | 184.5 | 139.5 | 158.3 | 188.7 | 208.7 | 211.8 |
| TOTAL Worldwide Stent Sales (mm) | $2,351.4 | $3,518.5 | $5,167.7 | $6,113.6 | $6,279.3 | $5,374.5 | $5,462.8 | $5,523.9 | $5,307.2 | $5,228.7 | $5,150.6 |
| % change | 1.3% | 49.6% | 47.4% | 17.8% | 2.7% | (14.4%) | 1.6% | 1.1% | (3.9%) | (1.5%) | (1.5%) |
| **Estimated Market Shares:** | | | | | | | | | | | |
| Guidant - sold to Abbott on 4/21/06 | 37.2% | 22.4% | 8.4% | 5.6% | 5.9% | 7.9% | 8.1% | 7.3% | 7.5% | 7.6% | 7.5% |
| Boston Scientific | 13.5% | 14.9% | 45.4% | 44.1% | 39.9% | 37.7% | 33.8% | 34.0% | 31.5% | 31.5% | 31.9% |
| Medtronic | 16.5% | 10.2% | 6.4% | 5.4% | 8.2% | 11.5% | 15.9% | 17.1% | 17.4% | 17.4% | 17.0% |
| Johnson & Johnson Cordis | 27.2% | 49.4% | 38.0% | 43.8% | 43.1% | 35.2% | 27.0% | 18.8% | 14.6% | 14.9% | 14.7% |
| Abbott | 2.5% | 1.3% | 0.8% | 0.4% | 0.9% | 4.3% | 12.6% | 19.9% | 25.4% | 24.7% | 24.7% |
| Other | 3.0% | 1.8% | 1.0% | 0.8% | 2.0% | 3.4% | 2.6% | 2.9% | 3.6% | 4.0% | 4.1% |
| TOTAL | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| **Sales Growth Dynamics** | | | | | | | | | | | |
| Guidant - sold to Abbott on 4/21/06 | 8.1% | (9.8%) | (44.3%) | (22.9%) | 10.1% | 13.8% | 4.0% | (8.4%) | (0.9%) | (1.3%) | (1.9%) |
| Boston Scientific | (6.6%) | 64.9% | 348.8% | 14.5% | (7.1%) | (19.0%) | (8.8%) | 1.6% | (11.0%) | (1.5%) | (0.1%) |
| Medtronic | (33.7%) | (7.4%) | (7.0%) | (2.0%) | 56.9% | 20.5% | 40.5% | 8.6% | (2.5%) | (1.1%) | (4.0%) |
| Johnson & Johnson Cordis | 39.6% | 171.3% | 13.3% | 35.9% | 1.2% | (30.2%) | (21.9%) | (29.6%) | (25.2%) | 0.1% | (2.4%) |
| Abbott | (7.9%) | (21.9%) | (15.0%) | (31.4%) | 99.2% | 326.7% | 199.9% | 59.7% | 22.7% | (4.4%) | (1.3%) |
| Other | 0.3% | (11.7%) | (16.5%) | (3.0%) | 151.5% | 44.1% | (24.4%) | 13.5% | 19.2% | 10.6% | 1.5% |
| TOTAL | 1.3% | 49.6% | 47.4% | 17.8% | 2.7% | (14.4%) | 1.6% | 1.1% | (3.9%) | (1.5%) | (1.5%) |

Source: BMO Capital Markets estimates and company reports.

Volume Growth

Volume Growth

CAGR

Revenue FLAT

32.9 - Abbott

# stents Price Market Share

TOTAL MRKT 2010
BMS 1,012
DES 4,295
Total 5,307

96%

member of BMO Financial Group
49
January 3, 2011

CAGR 5523.9 / 2351.4 = $\sqrt[7]{2.349}$ = 1.12976 = 13% over 7 years

2011 MedTech Outlook BMO Capital Markets

## Exhibit 22: Worldwide Coronary Stent Market, continued

| UnCoated Stent Market | 2002A | 2003A | 2004A | 2005A | 2006A | 2007A | 2008A | 2009A | 2010E | 2011E | 2012E |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Estimated Company Sales (mm):** | | | | | | | | | | | |
| Guidant - sold to Abbott 4/21/06 | $873.6 | $787.2 | $438.3 | $338.0 | $372.2 | $423.5 | $440.6 | $403.5 | $400.0 | $395.0 | $387.5 |
| Boston Scientific | 318.0 | 332.4 | 209.6 | 138.5 | 146.2 | 240.0 | 213.4 | 169.6 | 135.0 | 132.7 | 131.0 |
| Medtronic | 388.7 | 359.8 | 334.4 | 248.1 | 238.0 | 290.4 | 240.2 | 214.6 | 215.0 | 194.4 | 184.3 |
| Johnson & Johnson Cordis | 557.4 | 260.4 | 108.7 | 73.7 | 87.8 | 119.2 | 129.0 | 121.9 | 117.2 | 113.9 | 110.8 |
| Abbott | 59.3 | 46.3 | 39.4 | 27.0 | 29.7 | 45.9 | 57.7 | 54.7 | 61.3 | 60.3 | 59.0 |
| Other* | 71.3 | 57.5 | 46.3 | 37.7 | 69.8 | 80.0 | 68.6 | 72.3 | 83.6 | 63.9 | 77.2 |
| TOTAL (mm) | $2,268.3 | $1,843.6 | $1,176.6 | $863.1 | $943.8 | $1,199.1 | $1,149.4 | $1,036.6 | $1,012.2 | $980.1 | $949.7 |
| **Estimated Market Shares:** | | | | | | | | | | | |
| Guidant - sold to Abbott 4/21/06 | 38.5% | 42.7% | 37.2% | 39.2% | 39.4% | 35.3% | 38.3% | 38.9% | 39.5% | 40.3% | 40.8% |
| Boston Scientific | 14.0% | 18.0% | 17.8% | 16.0% | 15.5% | 20.0% | 18.6% | 16.4% | 13.3% | 13.5% | 13.8% |
| Medtronic | 17.1% | 19.5% | 28.4% | 28.7% | 25.2% | 24.2% | 20.9% | 20.7% | 21.2% | 19.8% | 19.4% |
| Johnson & Johnson Cordis | 24.6% | 14.1% | 9.2% | 8.5% | 9.3% | 9.9% | 11.2% | 11.8% | 11.6% | 11.6% | 11.7% |
| Abbott | 2.6% | 2.5% | 3.3% | 3.1% | 3.1% | 3.8% | 5.0% | 5.3% | 6.1% | 6.2% | 6.2% |
| Other | 3.1% | 3.1% | 3.9% | 4.4% | 7.4% | 6.7% | 6.0% | 7.0% | 8.3% | 6.6% | 8.1% |
| TOTAL | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| **Sales Growth Dynamics** | | | | | | | | | | | |
| Guidant - sold to Abbott 4/21/06 | 9.1% | (9.9%) | (44.3%) | (22.9%) | 10.1% | 13.8% | 4.0% | (8.4%) | (0.9%) | (1.3%) | (1.9%) |
| Boston Scientific | (6.6%) | 4.5% | (36.9%) | (33.9%) | 5.5% | 64.2% | (11.1%) | (20.5%) | (20.4%) | (1.7%) | (1.3%) |
| Medtronic | (33.7%) | (7.4%) | (7.0%) | (25.8%) | (4.1%) | 22.0% | (17.3%) | (10.7%) | 0.2% | (9.6%) | (5.2%) |
| Johnson & Johnson Cordis | 21.5% | (53.3%) | (58.2%) | (32.2%) | 19.1% | 35.7% | 8.2% | (5.5%) | (3.8%) | (2.8%) | (2.7%) |
| Abbott | (7.0%) | (21.9%) | (15.0%) | (31.4%) | 10.0% | 54.7% | 25.6% | (5.2%) | 12.2% | (1.7%) | (2.2%) |
| Other | 0.3% | (19.3%) | (19.6%) | (18.6%) | 85.4% | 14.6% | (14.2%) | 5.4% | 15.7% | 0.3% | (8.0%) |
| TOTAL | (2.3%) | (18.7%) | (36.2%) | (26.6%) | 9.4% | 27.0% | (4.1%) | (9.8%) | (2.3%) | (3.2%) | (3.1%) |

| Coated Stent Market | 2002 | 2003A | 2004A | 2005A | 2006A | 2007A | 2008A | 2009A | 2010E | 2011E | 2012E |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Estimated Company Sales (mm):** | | | | | | | | | | | |
| Abbott - Xience | $0.0 | $0.0 | $0.0 | $0.0 | $24.1 | $183.6 | $630.8 | $1,045.0 | $1,287.8 | $1,229.7 | $1,214.1 |
| Boston Scientific - Taxus and Liberte | 0.0 | 192.1 | 2,144.3 | 2,566.0 | 2,358.2 | 1,714.7 | 1,307.2 | 1,027.4 | 546.3 | 522.6 | 537.7 |
| Boston Scientific - Promus Element | | | | | | | | 10.0 | 189.8 | 232.0 | 250.0 |
| Boston Scientific - Promus | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 73.3 | 328.0 | 671.1 | 800.2 | 759.3 | 726.0 |
| Medtronic - Endeavor | 0.0 | 0.0 | 0.0 | 79.5 | 276.9 | 329.0 | 629.9 | 730.5 | 706.0 | 718.9 | 690.5 |
| Johnson & Johnson - Cypher | 83.1 | 1,477.4 | 1,860.6 | 2,601.8 | 2,619.1 | 1,770.3 | 1,346.6 | 917.3 | 659.8 | 663.5 | 648.0 |
| Other | 0.0 | 5.4 | 6.3 | 13.3 | 56.2 | 104.5 | 70.9 | 86.0 | 105.0 | 124.8 | 134.7 |
| TOTAL (mm) | $83.1 | $1,674.9 | $4,011.1 | $5,250.6 | $5,335.5 | $4,175.4 | $4,313.4 | $4,487.4 | $4,294.9 | $4,248.0 | $4,200.9 |
| **Estimated Market Shares:** | | | | | | | | | | | |
| Abbott - Xience | 0.0% | 0.0% | 0.0% | 0.0% | 0.5% | 4.4% | 14.6% | 23.3% | 30.0% | 28.9% | 28.9% |
| Boston Scientific - Taxus and Liberte | 0.0% | 11.5% | 53.5% | 48.7% | 44.2% | 41.1% | 30.3% | 22.9% | 12.7% | 12.3% | 12.8% |
| Boston Scientific - Promus Element | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.2% | 4.4% | 5.0% | 6.0% |
| Boston Scientific - Promus | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 1.8% | 7.6% | 15.0% | 18.6% | 17.9% | 17.3% |
| Total BSX | 0.0% | 11.5% | 53.5% | 48.7% | 44.2% | 42.8% | 37.9% | 38.1% | 35.6% | 35.2% | 36.0% |
| Medtronic - Endeavor | 0.0% | 0.0% | 0.0% | 1.5% | 5.2% | 7.9% | 14.6% | 16.3% | 16.4% | 16.9% | 16.4% |
| Johnson & Johnson - Cypher | 100.0% | 88.2% | 46.4% | 49.6% | 49.1% | 42.4% | 31.2% | 20.4% | 15.4% | 15.6% | 15.4% |
| Other | 0.0% | 0.3% | 0.2% | 0.3% | 1.1% | 2.5% | 1.6% | 1.9% | 2.4% | 2.9% | 3.2% |
| TOTAL | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| **Sales Growth Dynamics** | | | | | | | | | | | |
| Abbott - Xience | N.A. | N.A. | N.A. | N.A. | N.A. | 661.9% | 243.6% | 65.7% | 23.2% | (4.5%) | (1.3%) |
| Boston Scientific - Taxus and Liberte | N.A. | N.A. | 1016.4% | 19.3% | (7.7%) | (27.3%) | (23.8%) | (21.4%) | (46.8%) | (4.4%) | 2.9% |
| Boston Scientific - Promus | N.A. | N.A. | N.A. | N.A. | N.A. | N.A. | 347.5% | 104.6% | 19.2% | (5.1%) | (4.4%) |
| Medtronic - Endeavor | N.A. | N.A. | N.A. | N.A. | 247.2% | 19.2% | 91.4% | 16.0% | (3.4%) | 1.9% | (3.7%) |
| Johnson & Johnson - Cypher | N.A. | N.A. | 25.9% | 39.8% | 0.7% | (32.4%) | (23.9%) | (31.9%) | (28.1%) | 0.6% | (2.3%) |
| Other | N.A. | N.A. | 15.5% | 112.4% | 338.1% | 73.6% | (32.2%) | 21.3% | 22.2% | 18.8% | 7.9% |
| TOTAL | N.A. | N.A. | 139.5% | 30.9% | 1.6% | (21.7%) | 3.3% | 4.0% | (4.3%) | (1.1%) | (1.1%) |

Source: BMO Capital Markets estimates and company reports.

A member of BMO Financial Group 50 January 3, 2011

WHO | The top 10 causes of death
Page 1 of 3

World Health Organization

## Media centre

# The top 10 causes of death

Share Print

Fact sheet N°310
Updated June 2011

Contents

1. The 10 leading causes of death by broad income group (2008)
2. Death distribution
3. Major causes of death
4. Why counting the dead matters
5. Deaths across the globe: an overview

### The 10 leading causes of death by broad income group (2008)

| Low-income countries | Deaths in millions | % of deaths |
|---|---|---|
| Lower respiratory infections | 1.05 | 11.3% |
| Diarrhoeal diseases | 0.76 | 8.2% |
| HIV/AIDS | 0.72 | 7.8% |
| Ischaemic heart disease | 0.57 | 6.1% |
| Malaria | 0.48 | 5.2% |
| Stroke and other cerebrovascular disease | 0.45 | 4.9% |
| Tuberculosis | 0.40 | 4.3% |
| Prematurity and low birth weight | 0.30 | 3.2% |
| Birth asphyxia and birth trauma | 0.27 | 2.9% |
| Neonatal infections | 0.24 | 2.6% |

| Middle-income countries | Deaths in millions | % of deaths |
|---|---|---|
| Ischaemic heart disease | 5.27 | 13.7% |
| Stroke and other cerebrovascular disease | 4.91 | 12.8% |

http://www.who.int/mediacentre/factsheets/fs310/en/index.html 9/21/2011

WHO | The top 10 causes of death Page 2 of 3

| Middle-income countries | Deaths in millions | % of deaths |
|---|---|---|
| Chronic obstructive pulmonary disease | 2.79 | 7.2% |
| Lower respiratory infections | 2.07 | 5.4% |
| Diarrhoeal diseases | 1.68 | 4.4% |
| HIV/AIDS | 1.03 | 2.7% |
| Road traffic accidents | 0.94 | 2.4% |
| Tuberculosis | 0.93 | 2.4% |
| Diabetes mellitus | 0.87 | 2.3% |
| Hypertensive heart disease | 0.83 | 2.2% |

| High-income countries | Deaths in millions | % of deaths |
|---|---|---|
| Ischaemic heart disease | 1.42 | 15.6% |
| Stroke and other cerebrovascular disease | 0.79 | 8.7% |
| Trachea, bronchus, lung cancers | 0.54 | 5.9% |
| Alzheimer and other dementias | 0.37 | 4.1% |
| Lower respiratory infections | 0.35 | 3.8% |
| Chronic obstructive pulmonary disease | 0.32 | 3.5% |
| Colon and rectum cancers | 0.30 | 3.3% |
| Diabetes mellitus | 0.24 | 2.6% |
| Hypertensive heart disease | 0.21 | 2.3% |
| Breast cancer | 0.17 | 1.9% |

| World | Deaths in millions | % of deaths |
|---|---|---|
| Ischaemic heart disease | 7.25 | 12.8% |
| Stroke and other cerebrovascular disease | 6.15 | 10.8% |
| Lower respiratory infections | 3.46 | 6.1% |
| Chronic obstructive pulmonary disease | 3.28 | 5.8% |
| Diarrhoeal diseases | 2.46 | 4.3% |
| HIV/AIDS | 1.78 | 3.1% |
| Trachea, bronchus, lung cancers | 1.39 | 2.4% |

http://www.who.int/mediacentre/factsheets/fs310/en/index.html 9/21/2011

WHO | The top 10 causes of death Page 3 of 3

| World | Deaths in millions | % of deaths |
|---|---|---|
| Tuberculosis | 1.34 | 2.4% |
| Diabetes mellitus | 1.26 | 2.2% |
| Road traffic accidents | 1.21 | 2.1% |

http://www.who.int/mediacentre/factsheets/fs310/en/index.html 9/21/2011

JACC cardiovascular Interventions

**Late Cerebral Embolization After Emboli-Protected Carotid Artery Stenting Assessed by Sequential Diffusion-Weighted Magnetic Resonance Imaging**

Joachim Schofer, Melanie Arendt, Thilo Tübler, Jörn Sandstede, and Michael Schlüter

*J. Am. Coll. Cardiol. Intv.* 2008;1;571-577
doi:10.1016/j.jcin.2008.06.008

**This information is current as of September 20, 2011**

The online version of this article, along with updated information and services, is located on the World Wide Web at:
http://interventions.onlinejacc.org/cgi/content/full/1/5/571

Downloaded from interventions.onlinejacc.org by on September 20, 2011

JACC: CARDIOVASCULAR INTERVENTIONS
© 2008 BY THE AMERICAN COLLEGE OF CARDIOLOGY FOUNDATION
PUBLISHED BY ELSEVIER INC.
VOL. 1, NO. 5, 2008
ISSN 1936-8798/08/$34.00
DOI: 10.1016/j.jcin.2008.06.008

# Late Cerebral Embolization After Emboli-Protected Carotid Artery Stenting Assessed by Sequential Diffusion-Weighted Magnetic Resonance Imaging

Joachim Schofer, MD,* Melanie Arendt, MD,* Thilo Tübler, MD,* Jörn Sandstede, MD,† Michael Schlüter, PhD*

*Hamburg, Germany*

**Objectives** This study sought to assess the timing of cerebral ischemia after emboli-protected carotid artery stenting (CAS).

**Background** Predominantly clinically silent cerebral ischemia has been observed in up to 50% of patients undergoing emboli-protected CAS. The timing and location of cerebral ischemia has not been sufficiently elucidated.

**Methods** In 58 patients (69.6 ± 8.3 years) who underwent 59 procedures, diffusion-weighted magnetic resonance imaging (DWMRI) was performed before the intervention and at 2 time points ($t_1$ and $t_2$) after the intervention.

**Results** No patient showed recent cerebral injury before CAS. At $t_1$ = 3.5 ± 1.8 h, new ischemic foci, all located in the ipsilateral hemisphere, were observed in 12 of 59 DWMRI studies (20.3%, 95% confidence interval: 11.0% to 32.8%). At $t_2$ = 18.0 ± 3.1 h, 7 more DWMRI scans showed recent ischemic foci, and 3 scans in patients with positive scans at $t_1$ showed additional foci, for a total of 10 scans (17.0%, 95% confidence interval: 8.4% to 29.0%) documenting late cerebral ischemia. In 4 of these (40%), ischemic foci were located contralaterally. Cerebral ischemia was not associated with overt neurological sequelae out to 30 days in any patient.

**Conclusions** The incidence of late cerebral ischemia occurring between 3.5 and 18 h after emboli-protected CAS was 17%. It may occur with equal likelihood in either hemisphere. Preventive measures to possibly reduce the incidence of cerebral embolization should focus not only on the target lesion, but also on the access vasculature. Patients should be monitored and DWMRI delayed for at least 18 h after the intervention. (J Am Coll Cardiol Intv 2008;1:571–7) © 2008 by the American College of Cardiology Foundation

From the *Medical Care Center Prof. Mathey, Prof. Schofer and Hamburg University Cardiovascular Center, and †Röntgenzentrum Schäferkampsallee, Hamburg, Germany.

Manuscript received January 15, 2008; revised manuscript received May 20, 2008, accepted June 2, 2008.

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